Exhibit 99.13

Pedro C. Repetto
Principal Civil/Geotechnical Engineer
RPMGlobal

CONSENT of QUALIFIED PERSON

I, Pedro C. Repetto, consent to the public filing of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. (the "Issuer") with an effective date of September 5, 2024.

I also consent to any extracts from or a summary of the Technical Report in the Oct 1st, 2024 news release of the Issuer (the "News Release") that supports the Technical Report.

I certify that I have read the Oct 1st, 2024 News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this Nov 15th, 2024.

Original signed by

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Pedro C. Repetto, P.E., SME